MANAGEMENT DISCUSSION & ANALYSIS
The date of this Management Discussion and Analysis (“MD&A”) is June 30, 2008, for the quarter ended April 30, 2008 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2007.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business
Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin. The Company may also consider further investment into existing exploration and productions companies if opportunities become available that meet the Company’s specific investment criteria.

Results of Operations
The Company has incurred losses to date of $12,188,607 which includes a net loss for the third quarter of the 2008 fiscal year of $399,991 and a net loss of $821,937 for the nine month period ended April 30, 2008 compared to a net loss of $870,844 and $917,593 respectively for the same periods last year.

The Company completed the second year work program on PEP’s 38348 and 38349 by completing additional geological and geophysical studies and by acquiring more than 50 kilometers of 2D seismic at a cost of approximately $760,000 during the quarter. Currently the seismic is being interpreted to determine optimal drilling locations for its upcoming drilling commitments.

The Company’s net loss of $399,991 for the quarter consisted primarily of General and Administrative (“G&A”) expenses.

For the three and nine month periods ended April 30, 2008, the G&A expenses totalled $367,082 and $962,846 respectively which is considerably higher than the same period last year when G&A costs totalled $106,472 and $327,381. The reason for the increase in G&A relates specifically to the Company’s efforts to re-establish it’s direct operations into international oil and gas exploration, including ongoing seismic operations within New Zealand. A comparative summary of G&A costs for the period ending April 30, 2008 and the comparitive period last year can be found in the consolidated interim schedules of general and administrative expenses in the accompanying unaudited interim consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended April 30, 2008 $	Three Month Period Ended Jan. 31, 2008 $	Three Month Period Ended Oct. 31, 2007 $	Three Month Period Ended July 31, 2007 $	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $	Three Month Period Ended Oct. 31, 2006 $	Three Month Period Ended July 31, 2006 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(399,991)	(331,838)	(90,108)	(177,217)	(870,844)	(70,784)	24,035	(171,629)
Basic income (loss) per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)	0.00	(0.00)
Diluted income (loss) per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)	0.00	(0.00)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

Capital Expenditures
The Company has the following commitments for Capital Expenditures at April 30, 2008:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	750,000	750,000	-
Total Contractual Obligations (2)	750,000	750,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The Company’s work progam required additional geological and geophysical studies and, prior to November 8, 2008, an acquisition of a total of 50 kilometers of 2D seismic at a cost of approximately $1,400,000. The seismic acquisition was completed in February 2008 and is currently being interpreted. The next term of the work program requires a minimum of 2 wells to be drilled by November 2009 at a cost of approximately $2,200,000.

Liquidity and Capital Resources
The Company ended the third quarter of the 2008 fiscal year with $6,785,634 (April 30, 2007: $8,680,590) in cash and cash equivalents and $6,935,453 (April 30, 2007: $8,711,617) in working capital. This compares to $8,499,720 in cash and cash equivalents and $8,485,610 in working capital for the year ended July 31, 2007. The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs. Additional material commitments or acquisitions by the Company may require additional financing.

The Company did not conduct any financing or investing activities during the second quarter of the 2008 fiscal year.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to Note 5 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended April 30, 2008.

Internal Controls Over Financial Reporting and Dislcosure Controls and Procedures

An analysis of the Company’s internal control over financial reporting and disclosure controls and procedures is included in the 2007 annual Management’s Discussion and Analysis (“MD&A”). There have been no significant changes to the Company’s internal systems and procedures that occurred during the most recent period that have materially affected, or are reasonably likley to materially affect, the Company’s internal control over financial reporting and or its disclosure controls and procedures.The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded as at the date of this MD&A, that the Company’s internal contols over financial reporting are effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. In addition the CEO and CFO have concluded as at the date of this MD&A that the Company’s disclosure controls and procedures continue to be effective to provide reasonable assurance that material information related to the Company is made, is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

It should be noted that Management does not expect that internal controls over financial reporting and dislcosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2007 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	SUBSIDIARY

Garth Johnson, CGA (1)	DLJ Management Corp.
President, CEO, Director	Orient Petroleum (NZ) Limited
Vancouver, British Columbia	Eastern Petroleum (NZ) Limited
Orient Petroleum (PNG) Limited
Doug Lynes, CA
Secretary, CFO	LEGAL COUNSEL
Vancouver, British Columbia
McCullough O’Connor Irwin LLP
Drew Cadenhead, B.Sc.,	Vancouver, British Columbia
COO
Vancouver, British Columbia	AUDITORS

Peter Loretto, MBA (1)	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

Alex P. Guidi	Computershare Investor Services Inc.
Vancouver, British Columbia	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
Email: service@computershare.com

CORPORATE OFFICE	SHARE LISTING

999 Canada Place	OTCBB: TOPLF
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	ANNUAL GENERAL MEETING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	The annual general meeting was held
on January 25, 2008 at the offices
SHAREHOLDER RELATIONS	of Lang Michener, Barristers & Solicitors,
Suite 1500, 1055 West Georgia St.
Telephone: 604-682-6496	Vancouver, B.C. at 10:00am.
Facsimile: 604-682-1174
SHARE CAPITAL
BANKERS
At June 27, 2008 there are 36,595,225
Bank of Montreal	Common shares issued and outstanding.
Vancouver, British Columbia	(Fully diluted 54,294,867)